CHARLES & COMPANY

Lawrence Charles | Founder & CEO | lawrence@cnctea.com

Tea drinkers are social animals.

But no one is listening..

Charles & Company



Until now..

Charles & Company Brands
creates healthy brands
for the garden party lifestyle.

OPPORTUNITY

Tea has been revered for thousands of years.

Millennials are re-inventing tea, preserving its cultural roots, savoring its social and health benefits while exploring and inventing new forms of refreshment.

CnC is positioning itself to be at the core of this phenomenon.



Charles & Company

VISION

We are partnering with visionaries in the tea cocktail, infused spirits and culinary arts to bring a new class of beverages to a new generation. We are creating a brand that represents a new way of thinking about a venerable product.



Charles & Company



Younger Americans Are Ditching Coffee For Tea
Percentage of Americans who prefer coffee or tea by age group in 2015

WHAT WAS BUILT ON JUST SOCIAL CAPITAL ALONE

CnC is a pioneer in the garden party movement in the Montecito - Bel Air - Hollywood crescent.



Monterey
Kings
Tulare
San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
Riverside
San Diego
Imperial

CARES
CANCER
AMERICA
ROGER DALTREY AND PETE TOWNSHEND
Charles & Company
A DAMIEN LAY FILM
GAME
Press Play
LA/ FOCUS
LOS ANGELES
FOCUS
focusmag.us/tv

HIGH STATUS SOCIAL PROOF


Mimi Rogers · Lord Frederick Windsor


Her Royal Highness, The Duchess of York




Sir Anthony Hopkins




Steven Tyler


Vivica A. Fox · Jon Turteltaub





CHARLES & COMPANY BRANDS

Charles & Company

Charles & Company
AN ORGANIC AND KOSHER TEA BRAND.

SELRAHC









When We Were
Kings

BUSINESS MODEL

CnC will monetize this shift in consumer's relationship to tea by:

      

Ramping up sales of our delicious loose tea blends

High margin specialty beverages

Partnering with distilleries and vintners

Bottling our own blends of iced tea

CnC will maximize revenue by creating a premium brand image. Our effectiveness in this area is evidenced by invitations to supply Silver Sea cruise lines, Crystal Cruises, Nobu Hotels, etc.

MARKET SIZE



$12.5 Billion

$375 Million

2% Market Penetration By 2021

SOM

$7 Million Annual Revenue

US Wholesale Tea Market (2017)

According to the U.S. Tea Association

Ultra-premium hotels & Restaurants (Est. 3% of market)

TAM: Total Available Market is the total market demand for a product or service.
SAM: Serviceable Available Market is the segment of the TAM targeted by your products and services which is within your geographical reach.
SOM: Serviceable Obtainable Market is the portion of SAM that you can capture.

MARKET SIZE *(Audacious Goal)*



Charles & Company

TAM

$90 Billion+

Global tea market

SAM

$3 Billion+

U.S. specialty tea market
According to the
U.S. Tea Association

SOM

$300 Million+

10% Market Penetration

TAM: Total Available Market is the total market demand for a product or service.
SAM: Serviceable Available Market is the segment of the TAM targeted by your products and services which is within your geographical reach.
SOM: Serviceable Obtainable Market is the portion of SAM that you can capture.

TRACTION

Retail Sales

<u>Current: Garden Party Events</u>
Events featuring Celebrities and Non Profit or Foundation Causes
1 out of 6 Individuals purchase tea and other items at the event.
Some Successful Events to Date:

- Tea With Victoria Summer
- British Polo Day - Elon Musk, Mimi Rogers, British Royals
- Malibu VS. Palisades Polo Event - Safety Harbor Kids
- James Beard Celebrity Chef Tour
- Leonardo DiCaprio Foundation Gala
- Greta Garbo Estate Event

<u>Current: Online Retail</u>
Online store cnctea.com

Wholesale Sales

<u>Current: Hospitality</u>
Charles & Co. Brand is featured in high-end restaurants and
hotels and promoted by influencers such as chef
Helene Henderson & the James Beard Foundation

Restaurant & Hotel Clients
- Malibu Farm - Malibu & Hawaii
- Peddlers Fork
- Ollo
- Nobu Hotel
- Four Seasons







MARKETING PLAN

Charles & Company

BMW Gave us $10k to throw this party.

TEAM



Lawrence Charles
Founder, CEO

Lawrence Charles Founder, CEO Lawrence started Charles & Company on a mountain bike selling tea door-to-door in Los Angeles, and has successfully placed the company's products in several premiere restaurant and hotel brands. He is an award winning industrial designer and EY Entrepreneur of the Year Nominee, and has participated in numerous business development programs (including Dartmouth BHBP, the Initiative for a Competitive Inner City (ICIC), and USC Founder Bootcamp).Lawrence scored in the top 25% of worldwide applicants on the Predictive Admissions Test through Founder Institute's application process. A lifelong entrepreneur, Lawrence worked his way through the industrial design program at the Art Institute of Pittsburgh performing sales consulting for a major hair clipper manufacturer. He has since done design and promotional work for the television and apparel industries, before turning his attention to disrupting the tea market. Lawrence's skills as an industrial designer, strategist and marketer have been the key success factors of Charles & Company's growth.



Scott Huthmacher
COO

Scott is an experienced executive that focuses on the operational and financial management of Charles & Company. After finishing his MBA at UCLA Anderson in 2014, Scott held C-level roles at two startup businesses. FastEvac (1/15 to 11/15) was a B2B mobile application for facility disaster evacuations, where Scott served as CFO and co-founder. Propaganda E-Liquid (12/15 to 6/18) is a manufacturer of nicotine e-liquid for electronic cigarettes. Scott was integral in the startup and scaling of Propaganda's manufacturing operations (scaling 3x from $2.5 mm to $7.5 mm annual revenue over that period), as well as managing the company's financial function.

Strategic Advisers



Roberto Diaz
Facility, Operations, Regulations, QA
Formerly Mighty Leaf Tea



Clifton Smith III
Business Intelligence
Columbia MBA Candidate



Susie Uramoto
Operations Leadership
Formerly COO Mighty Leaf Tea, VP OPS Fosters
Starbucks Coffee Company



Jen (Varas) Shepherd
Business Intelligence
Formerly Teavana
(a Starbucks subsidiary),
The Walt Disney Company, Deloitte,
Harvard Business School MBA



Sherry West
Brand Growth Strategy, Licensing, Costing, Implementation
Formerly J. Christopher Burch, Lilly Pulitzer

WHAT CUSTOMERS ARE SAYING

Charles & Company

"

THANK YOU LAWRENCE !!!!! WE LOVE YOU AND YOUR COMPANY !!! YOU'VE ALWAYS BEEN SO GREAT ;))) CHEERS! LIFELONG CUSTOMER!

-- Victoria
Candler, North Carolina

"Orlando Bloom is crazy about your tea," He said. "He wanted to know if we could sell him a bag of it. I told him no. You're going to have to go to their website to buy it."

Mgr @
Our partner restaurant

OMG the teas are incredible. I am indulging in the coconut chamomile. You're always so thoughtful and much appreciated. Charles has a great gift, hope he uses it wisely.

-- DGGrey
Los Angeles, California

Thank you so much this is the best service ever, I appreciate you handling this with a sense of urgency and going out of your way.

-- Rozan
Irvine, California

I have my package and your note right now so I'm very happy. Thank you so much for everything! Look forward to drink it again, this time at my home..

-- Aysin
Istanbul, Turkey

"Chef Gordon Ramsay visited the restaurant. We showed him everything the restaurant has to offer, but the only thing he raved about was the tea."

Mgr @
Our partner restaurant

Charles & Company

We are looking for 24 months in financing to reach $3.56M in Charles & Company sales.



$1.2M

Seed Round

Initial investment opportunity



61.7%

Total Gross Margin

Over 24 months



$3.6M

Revenue

Over 24 months

THANK YOU

@charlesncompany
www.cnctea.com

Lawrence Charles
lawrence@cnctea.com

CHARLES & COMPANY BRANDS

END

APPENDIX

100% PURE HUSTLE

Lawrence Charles standing for a photo on stage with the CEO's of the major cruise lines.



Charles & Company

PRESS

Charles & Company

YAHOO! NEWS

VANICHI MAGAZINE

POLO +10

THE Hollywood REPORTER

MODERN LUXURY Angeleno

HAUTE TIME

HAUTE LIVING
The New Standard of Luxury

FOCUS

Seatrade Cruise Global

Garden Party Experience Online

Charles & Company



Charles & Company
Lawrence
Secure https://cnctea.com
Charles & Company
FILTER BY CATEGORY
All Categories
Kitchen & Tabletop
Table Linens
Cookware & Tools
COLOR
PRICE
$0
$500+
Midcentury Highball Ensemble, ...
$175
English Teacup & Saucer
$99
Blue Rose Cups & Saucers, S/6
$425
BREAKFAST
COCONUT CHAMOMILE
CREAMY EARL GREY
3 LEFT
S/4 Fleur de Vie Stripe Napkins, ...
$39
Stripe Tea Towel, Red
$15
S/4 Beaded Bee Cocktail Napkins
$52

SOCIAL GOOD

Charles & Company

While working to build the business, Charles & Company works to assist people and charities in under-served communities. Hosting round tables to create discussions and help minority communities, and creating events to help underserved charities. Tea is a key driver in sharing and having these conversations. A percentage of revenues also go towards other social and charitable initiatives like feeding the homeless.









VANICHI
TRAVEL
FASHION & BEAUTY +
ART & CULTURE +
INTERVIEWS +
DESIGN & LIVING +
EVENTS
BREAKING
ROLLS ROYCE 103EX DEBUTS IN NORTH AMERICA
Home > Art & Culture > Culture > Events
RUSSELL SIMMONS, CHRIS KLEIN, CHRISTOPHER GUY SUPPORT TEEN CANCER AMERICA
Vanichi August 25, 2016
Photography by JORDAN SWAIN
Russell Simmons, Chris Klein, Christopher Guy and more support a Teen Cancer America benefit garden party at the British Consul General's Residence in Hancock Park that raises over $27,000.
VANICHI SOCIAL
You Tube

FOOD
for
thoughtfulness
A panel
on food
entrepreneurship
& consciousness
APRIL 4TH 6PM

C&C TEA

Charles & Company

We separate ourselves by our focus on quality.



INNOVATION
Unique blends, design centric, proprietary tea bags and packaging

VISUAL
Lush, visually pleasing, emphasizing natural sourcing.

AROMA
Whole leaf tea and complex blends make for rich aromas throughout the tea experience

TACTILE
Consumers can touch, smell & feel the quality, whole leaves in the fine, silken tea pouches

FLAVOR
High quality teas, fruits, herbs, and essential oils, uniquely blended make for a one of a kind flavor experience.

Charles & Company

PERSONAL

RITUAL & CONNECTION
Deep connections with consumers are inspired with exquisite Garden Tea Parties through our Food Service venues and lush, inviting tea lounges in our retail space

OUR MARKETING & GROWTH STRATEGY

Charles & Company

We grow the brand through our market execution of Framing, Pollinating, then Capturing.

FRAME	**POLLINATE**	**CAPTURE**
		
The Garden Party	Wholesale Sales	E-Commerce and Retail
Our garden party theme and experience frames the Charles & Company brand; Acts as our storefront; And is our brand marketing.	Traveling, shopping and dining consumers discover, adopt, and reorder C&C from home.	We capture the customers who've tried our tea via hospitality and travel partners. Through E-Commerce we sell our tea, but we also productize the garden party experience online.

EXECUTION

Events & Partnerships



Charles & Company branded garden parties



Tea stations and local high-end beverage catering



Tea tasting parties



Charity and foundation partnerships



Luxury brand partnerships

7 ————————————————————————————

Hospitality Partnerships

Partnering with exclusive properties to host these Garden Parties, and to make them a part of their events calendar. Like the Ritz Carlton has high tea, but bigger and better.



Hotels



Cruiselines

We not only create community, but this way, people start getting exposure to our teas and blends, and we use these parties to inform them of other outlets where people can get our tea.

CHARLES & COMPANY BRANDS

UNIT ECONOMICS



Charles & Company

Based on C&C sales

	Average 1st Purchase	Casual Tea Drinkers	Daily Tea Drinkers	Teaware
				+1 Units
			$75 Avg. Purchase	$25 - $60 Cost Per Unit
		6x Per Year	4x Per Year	+3 Units
Yearly Revenue Per Customer	$6	$36 Spend Per Year	$300 Spend Per Year	$130 Spend Per Year

$166 Spend Per Year

$430 Spend Per Year

MARKET VALIDATION

$1B+

M&A
Over 3 years

Intl. Brands:
Most value created
Tea Retail Units

Brands:
Most value created product only
Design Focused





Teavana
$900k Per Store
Annual Revenues $163M
Sold to Starbucks for $620M

DavidsTea
Annual Revenues $142M
Recent IPO closed at +43%

MightyLeaf
Sold to Peete's Coffee

TeaForte's
Sold multiple times

BRAND DISCOVERY


Ways of Discovering New Products
In-store browsing
59%
Word-of-mouth from friends, family, colleagues
57%
Using a search engine
47%
Articles in print magazines/newspapers
34%
Through offline advertising (e.g., ad in the newspaper, billboard, TV ad)
27%
Through online advertising
27%
Customer reviews on the company's site
26%
Professional reviews
22%
Through social media accounts of friends, family, colleagues
20%
In-store recommendations from a salesperson
18%
Through online content directly from the company (e.g., blogs, social media, videos, forums)
16%
Through outside online content (e.g., blogs, social media, videos, forums)
15%
Other articles (e.g., blog posts, digital content from magazines and newspapers)
14%
Automated personalized product recommendations on an e-commerce site
10%
Talk with a customer service representative at an e-commerce site (e.g., call, live chat, email)
6%
Other
5%
0%
10%
20%
30%
40%
50%
60%
N=2,021
marketingsherpa
Source: MarketingSherpa Consumer Purchase Preference Survey

Charles & Company

INVESTMENT IN F&B

Charles & Company



VC Investment in Food, Beverage Companies Soars
Investment in U.S.-based, venture-backed companies

Source: Dow Jones VentureSource

Charles & Company

Special Report: The war on big food

by Beth Kowitt   @bethkowitt   MAY 21, 2015, 8:30 AM EDT

Major packaged-food companies lost $4 billion in market share alone last year, as shoppers swerved to fresh and organic alternatives. Can the supermarket giants win you back?

General Mills is starting a VC for food startups

by John Kell   @johnnerkell   OCTOBER 22, 2015, 8:34 AM EDT

The move is a telling nod by the maker of Cheerios and Lucky Charms that Big Food can learn a thing or two from entrepreneurs who are challenging the way the industry operates today. General Mills' net sales fell 2% to $17.6 billion last year as major food makers are struggling to resonate with consumers who are buying more fresh fruits and vegetables, turning to organics, or favoring small specialty brands. *Fortune* wrote a special report earlier this year on the subject, "The War on Big Food."

Campbell Soup Joins the Venture Capital Craze

by John Kell   @johnnerkell   FEBRUARY 17, 2016, 4:17 PM EDT

NEWS

Charles & Company

Kellogg Launches VC Fund to Invest in Food Startups

The Special K and Frosted Flakes cereal maker on Monday debuted a venture-capital fund it is calling "eighteen94 capital," which will invest about $100 million into startups that are pioneering new ingredients, foods and packaging. The idea is to take minority stakes in those newer, smaller firms to help support their growth – mainly through the expertise Big Food makers like Kellogg can bring to packaging, marketing and distribution.

In recent years, hundreds of startups have raised over $6 billion in funding from traditional venture capital investors and Big Food makers, challenging legacy brands in the process at a time when consumers are shifting their purchasing patterns to favor foods they believe are "fresh" and offer a feel-good message. Big Food makers have responded by making acquisitions in the space, while also moving to make modest changes to ingredients for some of the biggest food brands to help boost sales.

"When we acquired Teavana in 2012, we saw a unique opportunity to do for tea what Starbucks has done for coffee and expand the Teavana brand across many customer experiences and products," said Starbucks Chairman and CEO Howard Schultz in a prepared

Starbucks has already made great strides expanding the Teavana brand. The company's U.S. stores have sold more than $1 billion of handcrafted Teavana drinks in the past year alone, representing 11% year-over-year sales growth.

TEA M&A +$3B

Starbucks says: It's teatime in America

If the US is transforming into a nation of tea-slurping geezers, Unilever does not want to miss it.

Starbucks Becomes Caffeine-Fueled IBM With Teavana Buy

Starbucks is tripled down on an IBM-like growth blueprint, with its third big acquisition in a year.

"We believe the tea category is ripe for reinvention and rapid growth," Howard Schultz, Starbucks' chairman, president and chief executive officer, said in a release. "The Teavana acquisition now positions us to disrupt and lead, just as we did with espresso starting three decades ago."

Unilever adds to tea portfolio with ethical brand Pukka Herbs

Starbucks and Anheuser-Busch to bring Teavana iced teas to market

Unilever acquires Starbucks tea brand Tazo in deal worth $384m

RTD ICED TEA / FUNCTIONAL BEVERAGES


FOOD navigator-usa.com

Breaking News on Food & Beverage Development - North America

A new era of sports drinks: health-conscious consumers, functional beverages & entrepreneurial brands

By Rachel Arthur+, 23-Feb-2016

⬇ **84.74** USD ⬇ **40.07** USD

Dr Pepper Snapple may be losing some of its fizz, but it still has pop.

The $16 billion beverage maker's stock fell as much as 6 percent Tuesday on fears that Bai Brands, in which it holds a minority stake, could end up in the hands of a rival. Bai, a maker of antioxidant, low-calorie drinks, is exploring a sale that could value it at more than $2 billion, according to Reuters.

Here's Why PepsiCo Might Be Looking To Acquire KeVita Inc

As reformed soda drinkers continue to look for healthier ways to get their caffeine fix, the world ready-to-drink (RTD) coffee and tea market is set to grow from $69 billion in 2011 to $125 billion in 2017–just under 11% annual growth–according to a analysis by research firm MarketsandMarkets. The

Bai Brands inks distribution deal with Dr. Pepper Snapple Group

Nestlé USA to acquire Chameleon Cold-Brew

Chameleon Cold-Brew is No. 1 organic cold-brew in US

Honest Tea Announces New Partnership With Burger Chain

AB InBev expands non-alcohol portfolio with Hiball acquisition

Fever-Tree co-founder offloads £29m stake after profit upgrade

Dr Pepper Snapple Group to Acquire Bai Brands for $1.7 Billion

Coca-Cola to acquire premium bottled water brand Topo Chico

F&B ACQUISITIONS

Nestlé takes majority stake in high-end coffee chain Blue Bottle

Kellogg to buy Rxbar maker Chicago Bar Company for $600m

Michele Buck says Hershey could turn to M&A to help drive growth

Royal Cup buys out owner of US cold-brew coffee brand Icebox

Refresco receives second takeover bid from PAI Partners

Innophos completes acquisition of Novel Ingredients for $125m

AB InBev's The High End buys remaining stake in Virtue Cider

GreenSpace Brands makes $5m move for Canada's Cedar juice

ACTIVE CPG INVESTORS

Charles & Company

Most Active CPG Investors
Q1'11 - Q1'16

Rank	Investor	Select Investments		
1	AccelFoods	tea drops	COWS GONE	FOUR SIGMATIC
2	Highland Capital Partners	DAVIDsTEA	ALOHA	Merrick
2	New Ground Ventures	Hampton Creek	spindrift	HEALTH WARRIOR
2	Alliance Consumer Growth	suja	evol.	Plum organics
2	Emil Capital Partners	balance	GoodBelly PROBIOTIC JUICE DRINK	Nib Mor
2	Greenmont Capital Partners	cheribundi the cherry people	SAMBAZON	madhava
7	MassChallenge	PMS BITES	AJIRI TEA	SIX FOODS
7	Khosla Ventures	UNREAL	ALOHA	Hampton Creek
7	Food-X	BIZZY	TRUENERGY	ChugaChaga
7	Lerer Hippeau Ventures	hungryroot	LOLA	soylent

CB INSIGHTS www.cbinsights.com